October 4, 2013	Joshua D. Fox

Securities and Exchange Commission	+1 781 966 2007 (t)
Division of Corporation Finance	+1 781 966 2100 (f)
100 F Street, N.E.	joshua.fox@wilmerhale.com
Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:              Karyopharm Therapeutics Inc.
Confidential Draft Registration Statement on Form S-1
Submitted September 5, 2013
CIK No. 0001503802

Ladies and Gentlemen:

On behalf of Karyopharm Therapeutics Inc. (the “Company”), submitted herewith for filing is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”) of common stock of the Company.  The Registration Statement is being filed to respond to the comments contained in the letter dated October 2, 2013 (the “Comment Letter”) from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above referenced Confidential Draft Registration Statement.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  The responses are keyed to the numbering of the comments and the headings used in the Comment Letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement.  Page numbers referred to in the responses reference the Registration Statement.

As noted below, the Company will, in connection with this letter, submit to the Staff under separate cover certain supplemental materials.  The Company respectfully requests that, upon the completion of the Staff’s review of the supplemental materials, the Staff return the supplemental materials pursuant to Rule 418 promulgated under the Securities Act to Paul Brannelly, Karyopharm Therapeutics Inc., 2 Mercer Road, Natick, MA 01760.

On behalf of the Company, we advise you as follows:

General

1.                                      We note that you have submitted an application for confidential treatment relating to one of your exhibits.  Please be advised that comments to this application, if any, will be sent under separate cover and that any such comments must be resolved prior to our acting on any acceleration request relating to your registration statement.

Response:                                        The Company acknowledges the Staff’s comment.

2.                                      Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus.  If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response:                                        The Company does not intend to include any additional graphics other than those graphics currently included in the Registration Statement. If the Company determines to include any other graphics in the prospectus, the Company will provide such material to the Staff on a supplemental basis prior to its use.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:                                        In response to the Staff’s request, the Company has provided to the Staff on a supplemental basis all of the written materials that were presented to potential investors in reliance on Section 5(d) of the Securities Act.  Such materials were only made available for viewing by such investors during the Company’s presentation.  To the Company’s knowledge, no research reports about the Company were published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or, to the Company’s knowledge, will participate in the offering.

Prospectus Summary
Overview, page 1

4.                                      Please revise your summary to include the percentage of total patients with relapsed and/or refractory acute myeloid leukemia who experienced complete remission or stable disease.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

5.                                      Please indicate here that your first Phase 1 clinical trial relating to advanced hematological malignancies has three arms, and list the indications for each arm

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

6.                                      Here, and in your Business discussion, please explain how your planned clinical trial for Selinexor will qualify as both a Phase 2 and Phase 3 clinical trial.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 82 of the Registration Statement.

Risks Associated with Our Business, page 5

7.                                      In your first bullet point, please include the amount of your accumulated deficit to date.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Registration Statement.

8.                                      In your sixth bullet point, please note that both adverse events and serious adverse events have been experienced by patients in your clinical trials for Selinexor including several which have been determined to relate to the use of Selinexor.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Registration Statement.

9.                                      In your eighth bullet point, please clarify that you have applied for but have not yet been granted any patents in relation to your key drug candidates.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Registration Statement.

Risk Factors

“We will need substantial additional funding...,” page 12

10.                               Please include an estimate of the capital you believe you will require for the remainder of this fiscal year and the next complete fiscal year.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Registration Statement to indicate that we expect our existing capital to be sufficient for the remainder of this fiscal year and the next complete fiscal year.

“Product liability lawsuits against us could cause us to incur substantial liabilities...,” page 24

11.                               Please revise your risk factor discussion to identify the amount of clinical trial liability insurance coverage you maintain.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Registration Statement.

“Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights . . .,” page 31

12.                               Please indicate in this risk factor whether or not any such litigation is currently pending against you and/or whether you have ever been held by a court of competent jurisdiction to have infringed on a third party’s intellectual rights.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Registration Statement.

“We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers,” page 31

13.                               Please include in this risk factor examples of any such claims that has been filed against you or any of your founders, scientific advisors, directors and/or executive officers.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Registration Statement.

“We will incur increased costs as a result of operating as a public company . . .,” page 45

14.                               In this risk factor, please include, to the extent practicable, an estimate of the annual costs associated with being a public company.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Registration Statement.

Use of Proceeds, page 48

15.                               Please bifurcate the approximate amount of net proceeds you intend to allocate to the Phase 2/3 clinical trials of Selinexor and the amount you intend to allocate to Selinexor’s Phase 2 trials for the two solid tumor indications.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Registration Statement.

Industry and Other Data, page 50

16.                               Please revise your prospectus to remove your statements that you have not independently verified market and industry and competitive position date from third-party sources and that internal company research and estimates and market definitions have not been verified by any independent source.  It is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Registration Statement by removing these statements.

Dilution, page 54

17.                               Your historical net tangible book value as of June 30, 2013 appears to be a deficit.  Please revise your disclosure or tell why your presentation is appropriate.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Share-Based Compensation, page 62

18.                               We will further evaluate your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.  Please expand your disclosure to address the following:

•                  Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price;

•                  Continue to update your disclosure for all equity related transactions through the effectiveness date of the registration statement; and

•                  Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 71-74 of the Registration Statement to reflect equity related transactions through the date hereof and will update such disclosure through the effectiveness of the registration statement.  In addition, the Company acknowledges the Staff’s comment in the first and third bullets above and will provide the requested disclosure once it can reasonably estimate the IPO price.

Business
Our Drug Candidates, page 86

19.                               Please indicate in your disclosure when you filed the Investigational New Drug application(s) for Selinexor and the various indications it is being developed to treat.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Registration Statement.

20.                               We note your disclosure that Selinexor has been generally well-tolerated despite the occurrence of a number of adverse and serious adverse events in your Phase 1 clinical trials.  In light of the occurrence and frequency of these events, please revise your disclosure to provide your basis for the conclusion that Selinexor has generally been well-tolerated.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Registration Statement.

Advanced Hematological Malignancies, page 86

21.                               We note that your disclosure, as currently written, only provides examples of complete response and partial response for chronic lymphocytic leukemia.  Please revise your disclosure to identify what results qualify as a CR, PR, MR, and SD under the

“commonly accepted evaluation criteria” for each indication tested in arm 1 of your Phase I trial for hematological malignancies.  Please also discuss the results constituting progressive disease for each indication.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 90, 92 and 94 of the Registration Statement.

Intellectual Property, page 100

22.                               Please identify the three foreign jurisdictions in which you have pending patent applications for Selinexor.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Registration Statement.

Management, page 119

23.                               We note that the biographical information provided for Drs. Kauffman and Shacham discusses their employment at Epix Pharmaceuticals, Inc. which underwent liquidation proceedings in 2009.  If a petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for Epix, please revise the biographical information for Drs. Kauffman and Shacham to provide this information.  Please refer to requirements of Item 401(f)(1) of Regulation S-K.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 122-123 of the Registration Statement.

Narrative Disclosure to Summary Compensation Table, page 127
Annual Performance-based Cash Incentives, page 127

24.                               Please revise your disclosure to provide a description of the material terms of your annual performance-based cash incentive program including any formula or criteria applied to determine the amount paid to Drs. Kauffman and Shacham.  Please also highlight the specific corporate and individual performance that led the board to award the cash incentive payments paid.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 130-131 of the Registration Statement.

Shares Eligible for Future Sale
Lock-Up Agreements, page 152

25.                               Please file a copy of the form lock-agreement as an exhibit to your registration statement.  If it is to be filed as an exhibit to your underwriting agreement, please confirm this for us.

Response:                                        The Company acknowledges the Staff’s comment and confirms that the form of lock-up agreement will be filed as an exhibit to the underwriting agreement.

Note 2. Summary of Significant Accounting Policies
Principles of Consolidation, page F-9

26.                               Please tell us and disclose where you have recorded the non-controlling interest for NPM.

Response:                                        The Company advises the Staff that NPM was established in an attempt to qualify for certain Canadian tax credits, the requirements of which required NPM to have a Canadian shareholder.  Since its inception, NPM has derived all financial support from the Company.  The involvement of the other shareholder, a Canadian citizen, has been entirely non-substantive.  Such shareholder has made only a nominal contribution of capital, contributed no other assets or expertise, has no ability to direct or control NPM’s activities and has neither funded nor has an obligation to fund NPM’s losses.  The Company has continued to fund NPM’s losses subsequent to year end through August 31, 2013, the date on which the Company acquired the non-controlling interest from the other shareholder for nominal consideration. Based on the Company’s obligation to fund NPM’s losses and the non-substantive nature of the other shareholder’s involvement, the Company has not allocated any losses to this non-controlling interest.  In response to the Staff’s comment, the Company has also revised the disclosure on page F-9 of the Registration Statement to further clarify the disclosure.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned at (781) 966-2007 or Steven D. Singer at (212) 295-6307.  Thank you for your assistance.

Sincerely,

/s/ Joshua D. Fox

Joshua D. Fox

cc:                    Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP
Michael G. Kauffman, M.D., Ph.D., Karyopharm Therapeutics Inc.
Paul Brannelly, Karyopharm Therapeutics Inc.